1933 Act/Rule 477


                                         January 24, 1997



VIA EDGAR
---------


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Phoenix Duff & Phelps Utility Series Fund
         File Nos. 333-847 and 811-7535

Gentlemen:

         The above-mentioned registrant having filed with the Commission on February 9, 1996 a Notification of Registration on Form N-8A and Registration Statement on Form N-1A (the "Registrations"), does hereby respectfully request that the hereinbelow stated Registrations and EDGAR filings be withdrawn pursuant to Rule 477 under the the Securities Act of 1933, as amended:

Company:          Phoenix Duff & Phelps Utility Series Fund
Form Type:        N-8A
Received Date:    February 9, 1996 17:04
Accepted At:      February 12, 1996 12:46
Accession No.:    0000950146-96-000200

Company:          Phoenix Duff & Phelps Utility Series Fund
Form Type:        N-1A EL
Received Date:    February 9, 1996 17:04
Accepted At:      February 12, 1996 13:03
Accession No.:    0000950146-96-000201


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Securities and Exchange Commission
January 24, 1997
Page 2



         This registration is being withdrawn at this time because of a present lack of market interest.

         Thank you for your cooperation and prompt attention to this matter. If you have questions, please contact me at (860) 403-5788.

                                  Very truly yours,



                                  /s/ Richard J. Wirth
                                  Richard J. Wirth, Counsel
                                  Phoenix Home Life Mutual Insurance Company